                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

        For the fiscal year ended December 31, 1997

                               OR

         [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from                to

                  Commission file number 1-707

              A.   Full title of the Plan:


                   Kansas City Power & Light Company
                   Cash or Deferred Arrangement
                   (Employee Savings Plus Plan)
                   (hereinafter referred to as "Plan")

              B.   Name of issuer of the securities held
                   pursuant to the Plan and the address
                   of its principal executive office:


                   Kansas City Power & Light Company
                   1201 Walnut
                   Kansas City, Missouri 64106-2124

                        TABLE OF CONTENTS

                                                                 Page
                                                                 ____

FINANCIAL STATEMENTS

     Report of Independent Accountants.............................  1

     Statements of Financial Condition, With Fund Information

       December 31, 1997...........................................  2

       December 31, 1996...........................................  4

     Statements of Income and Changes in Plan Equity, With Fund
      Information for the Year Ended

       December 31, 1997...........................................  6

       December 31, 1996...........................................  8

       December 31, 1995........................................... 10

     Notes to Financial Statements................................. 12

     Signatures.................................................... 21

     Consent of Independent Accountants............................ 22

                                (i)

                REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee,
  Kansas City Power & Light Company
  Cash or Deferred Arrangement Employee Savings Plus Plan

We have audited the accompanying statements of financial condition of Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1997 and 1996, and the related statements of income and changes in Plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1997 and 1996, and the income and changes in Plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of financial condition and the statement of income and changes in Plan equity is presented for purposes of additional analysis rather than to present the financial condition and the income and changes in Plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Coopers & Lybrand L.L.P.

Kansas City, Missouri
June 17, 1998


                                   Kansas City Power & Light Company
                        Cash or Deferred Arrangement Employee Savings Plus Plan
                        Statement of Financial Condition, With Fund Information
                                           December 31, 1997

                                                                        Fidelity Investment Funds
                                                                        -------------------------

                                                                                 Asset       OTC
ASSETS                                     MIP         Puritan      Magellan     Manager     Portfolio   Overseas
------                                     ----------  -----------  -----------  ----------  ----------  __________
Investments, at market:
 Short term money market                   -           $2,242       $2,242       $-          $-          $-
  Kansas City Power & Light Co. Stock
  2,897,546.2360 shares (cost $65,323,576) -           -            -            -           -           -

 Fidelity Managed Income Portfolio (MIP)
  8,164,153 shares(cost $8,164,153)        8,164,153   -            -            -           -           -

 Fidelity Puritan Fund
  843,587.3407 shares (cost $13,687,603)   -           16,348,723   -            -           -           -

 Fidelity Magellan Fund
  375,422.0287 shares (cost $27,627,240)   -           -            35,766,457   -           -           -

 Fidelity Asset Manager Fund
  69,101.3070 shares (cost $1,149,625)     -           -            -            1,268,009   -           -

 Fidelity OTC Portfolio Fund
  89,621.1677 shares (cost $2,962,920)     -           -            -            -           2,997,828   -

 Fidelity Overseas Fund
  63,012.0582 shares (cost $1,950,196)     -           -            -            -           -           2,050,412
 Loans to participants                     -           -            -            -           -           -
                                           ----------  -----------  -----------  ----------  ----------  ----------
  Total investments                        8,164,153   16,350,965   35,768,699   1,268,009   2,997,828   2,050,412
                                           ----------  -----------  -----------  ----------  ----------  ----------

Receivables:
 Investment income                         -           -            -            -           -           -
 Money market interest                     311         112          19           8           8           6
 Commission reimbursement                  -           -            -            -           -           -
                                           ----------  -----------  -----------  ----------  ----------  ----------

  Total receivables                        311         112          19           8           8           6
                                           ----------  -----------  -----------  ----------  ----------  ----------

TOTAL ASSETS                               $8,164,464  $16,351,077  $35,768,718  $1,268,017  $2,997,836  $2,050,418
                                           ----------  -----------  -----------  ----------  ----------  ----------
                                           ----------  -----------  -----------  ----------  ----------  ----------
LIABILITIES AND PLAN EQUITY
----------------------------
Liabilities:
 Benefits payable to participants          $14,844     $149,493     $490,765     $-          $-          $9,807
Plan Equity                                8,149,620   16,201,584   35,277,953   1,268,017   $2,997,836  $2,040,611
                                           ----------  -----------  -----------  ----------  ----------  ----------

TOTAL LIABILITIES AND PLAN EQUITY          $8,164,464  $16,351,077  $35,768,718  $1,268,017  $2,997,836  $2,050,418
                                           ----------  -----------  -----------  ----------  ----------  ----------
                                           ----------  -----------  -----------  ----------  ----------  ----------

The accompanying Notes to Financial Statements are an integral part of these statements.


                                                2



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
             Statement of Financial Condition, With Fund Information
                                December 31, 1997

                                                   KCPL            Loans to        Total of
ASSETS                                          Stock Fund       Participants      All Funds
------                                          ----------       ------------      -----------
Investments at Market:
 Short term money market                        $-               -                 $4,484
 Kansas City Power & Light Co. Stock
  2,897,546.2360(cost $65,323,576)              85,658,711       -                 85,658,711


 Fidelity Managed Income Portfolio (MIP)
  8,164,153 shares (cost $8,164,153)            -                -                 8,164,153

 Fidelity Puritan Fund
  843,587.3407 shares (cost $13,687,603)        -                -                 16,348,723

 Fidelity Magellan Fund
  375,422.0287 shares (cost $27,627,240)        -                -                 35,766,457

 Fidelity Asset Manager Fund
  69,101.3070 shares (cost $1,149,625)          -                -                 1,268,009

 Fidelity OTC Portfolio Fund
  89,621.1677 shares (cost $2,962,920)          -                -                 2,997,828

 Fidelity Overseas Fund
  63,012.0582 shares (cost $1,950,196)          -                -                 2,050,412
 Loans to participants                          -                5,938,460         5,938,460
                                                ----------       ---------         -----------
  Total investments                             85,658,711       5,938,460         158,197,237
                                                ----------       ---------         -----------

Receivables:
 Investment income                              -                -                 -
 Money market interest                          506              -                 970
 Commission reimbursement                       47               -                 47
                                                ----------       ---------         -----------
  Total receivables                             553              -                 1,017
                                                ----------       ---------         -----------
TOTAL ASSETS                                    $85,659,264      $5,938,460        $158,198,254
                                                ----------       ---------         -----------
                                                ----------       ---------         -----------

LIABILITIES AND PLAN EQUITY
----------------------------
Liabilities:
 Benefits payable to participants               $1,581,604       $-                $2,246,513
Plan Equity                                     84,077,660       5,938,460         155,951,741
                                                ----------       ---------         -----------
TOTAL LIABILITIES AND PLAN EQUITY               $85,659,264      $5,938,460        $158,198,254
                                                ----------       ---------         -----------
                                                ----------       ---------         -----------

  The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
             Statement of Financial Condition, With Fund Information
                                December 31, 1996

                                                                        Fidelity Investment Funds
                                                                         Asset          OTC
ASSETS                                      MIP         Puritan      Magellan     Manager     Portfolio   Overseas
------                                      ---------   ----------   ----------   -------     ---------   ---------
Investments, at market:
 Short term money market                    $-          $-           $159,103     $-          $-          $-
 Kansas City Power & Light Co. Stock
  2,679,331.3966 shares (cost $57,271,426)  -           -            -            -           -           -

 Fidelity Managed Income Portfolio (MIP)
  7,492,939 shares (cost $7,492,939)        7,492,939   -            -            -           -           -

 Fidelity Puritan Fund
  726,829.5399 shares (cost $11,183,328)    -           12,530,541   -            -           -           -

 Fidelity Magellan Fund
  341,712.9438 shares (cost $23,746,811)    -           -            27,559,149   -           -           -

 Fidelity Asset Manager Fund
  45,883.8316 shares (cost $705,044)        -           -            -            755,707     -           -

 Fidelity OTC Portfolio Fund
  55,985.2874 shares (cost $1,717,316)      -           -            -            -           1,831,279   -

 Fidelity Overseas Fund
  48,895.7508 shares (cost $1,427,865)      -           -            -            -           -           1,507,945
 Loans to participants                      -           -            -            -           -           -
                                            ---------   ----------   ----------   -------     ---------   ---------
Total investments                           7,492,939   12,530,541   27,718,252   755,707     1,831,279   1,507,945
                                            ---------   ----------   ----------   -------     ---------   ---------

Reivables:
 Investment income                          37,621      -            -            -           -           -
 Money market interest                      26          50           100          6           33          10
 Commission reimbursement                   -           -            -            -           -           -
                                            ---------   ----------   ----------   -------     ---------   ---------
  Total receivables                         37,647      50           100          6           33          10
                                            ---------   ----------   ----------   -------     ---------   ---------
TOTAL ASSETS                                $7,530,586  $12,530,591  $27,718,352  $755,713    $1,831,312  $1,507,955
                                            ---------   ----------   ----------   -------     ---------   ---------
                                            ---------   ----------   ----------   -------     ---------   ---------

LIABILITIES AND PLAN EQUITY
---------------------------
Liabilities:
 Benefits payable to participants           $284,742    $246,498     $421,322     $-          $1,519      -
Plan Equity                                 7,245,844   12,284,093   27,297,030   755,713     1,829,793   1,507,955
                                            ---------   ----------   ----------   -------     ---------   ---------
TOTAL LIABILITIES AND PLAN EQUITY           $7,530,586  $12,530,591  $27,718,352  $755,713    $1.831,312  $1,507,955
                                            ---------   ----------   ----------   -------     ---------   ---------
                                            ---------   ----------   ----------   -------     ---------   ---------


  The accompanying Notes to Financial Statements are an integral part of these statements.




                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
             Statement of Financial Condition, With Fund Information
                                December 31, 1996

                                                   KCPL            Loans to        Total of
ASSETS                                          Stock Fund       Participants      All Funds
------                                          ----------       ---------         -----------
Investments at Market:
 Short term money market                        $-               $237,500          $396,603
 Kansas City Power & Light Co. Stock
  2,679,331.3966 (cost $57,271,426)             76,360,945       -                 76,360,945

 Fidelity Managed Income Portfolio (MIP)
  7,492,939 (cost $7,492,939)                   -                -                 7,492,939

 Fidelity Puritan Fund
  726,829.5399 shares (cost $11,183,328)        -                -                 12,530,541

 Fidelity Magellan Fund
  341,712.9438 shares (cost $23,746,811)        -                -                 27,559,149

 Fidelity Asset Manager Fund
  45,883.8316 shares (cost $705,044)            -                -                 755,707

 Fidelity OTC Portfolio Fund
  55,985.2874 shares (cost $1,717,316)          -                -                 1,831,279

 Fidelity Overseas Fund
  48,895.7508 shares (cost $1,427,865)          -                -                 1,507,945
 Loans to participants                          -                5,606,288         5,606,288
                                                ----------       ---------         -----------
Total investments                               76,360,945       5,843,788         134,041,396
                                                ----------       ---------         -----------
Receivables:
 Investment income                              -                -                 37,621
 Money market interest                          614              -                 839
 Commission reimbursement                       391              -                 391
                                                ----------       ---------         -----------
  Total receivables                             1,005            -                 38,851
                                                ----------       ---------         -----------
TOTAL ASSETS                                    $76,361,950      $5,843,788        $134,080,247
                                                ----------       ---------         -----------
                                                ----------       ---------         -----------

LIABILITIES AND PLAN EQUITY
---------------------------
Liabilities:
 Benefits payable to participants               $1,560,754       $41,141           $2,555,976
Plan Equity                                     74,801,196       5,802,647         131,524,271
                                                ----------       ---------         -----------
TOTAL LIABILITIES AND PLAN EQUITY               $76,361,950      $5,843,788        $134,080,247
                                                ----------       ---------         -----------
                                                ----------       ---------         -----------

        The accompanying Notes to Financial Statements are an integral part of these statements.

                                                5


                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1997

                                                                 Fidelity Investment Funds
                                                                                  Asset       OTC
                                           MIP          Puritan      Magellan     Manager     Portfolio   Overseas
ADDITIONS
                                           ---------    ----------   ----------   -------     ---------   ---------
Investment income:
  Net appreciation (depreciation)
   in the fair value of investments        $-           $1,573,140   $5,046,647   $91,409    $(1,016)     50,573
  Dividends                                -            1,286,699    2,288,869    103,455    203,481      99,448
  Interest:
   Investments                             427,430      -            -            -          -            -
   Money market                            2,466        1,499        1,924        116        431          200
   Loans                                   -            -            -            -          -            -
  Other                                    -            91           2,525        358        27           4
                                           ---------   ----------   ----------   -------     ---------   ---------
   Net investment income                   429,896      2,861,429    7,339,965    195,338    202,923     150,225
                                           ---------   ----------   ----------   -------     ---------   ---------
 Contributions:
  Employee                                 730,252     1,267,863    2,293,002    158,129     523,531     371,858
  Employer                                 -           -            -            -           -           -
  Rollover                                 4,790       7,185        36,825       20,780      24,636      5,642
  Reimbursed commissions                   -           -            -            -           -           -
  Forfeiture credits                       -           -            -            -           -           -
                                           ---------   ----------   ----------   -------     ---------   ---------
   Total contributions                     735,042     1,275,048    2,329,827    178,909     548,167     377,500
                                           ---------   ----------   ----------   -------     ---------   ---------
TOTAL ADDITIONS                            1,164,938   4,136,477    9,669,792    374,247     751,090     527,725
                                           ---------   ----------   ----------   -------     ---------   ---------

DEDUCTIONS
 Distributions to participants             (626,786)   (585,038)    (979,935)    (17,283)    (42,734)    (23,972)
 Forfeited benefits                        -           -            -            -           -           -                    -
                                           ---------   ----------   ----------   -------     ---------   ---------
TOTAL DEDUCTIONS                           (626,786    (585,038)    (979,935)    (17,283)    (42,734)    (23,972)
                                           ---------   ----------   ----------   -------     ---------   ---------
TRANSFERS
 Due to participant elections              320,547     280,395      (711,871)    129,475     383,719     6,054
 Due to participant loans                  45,077      85,657       2,937        25,865      75,968      22,849
                                           ---------   ----------   ----------   -------     ---------   ---------
TOTAL TRANSFERS                            365,624     366,052      (708,934)    155,340     459,687     28,903
                                           ---------   ----------   ----------   -------     ---------   ---------
NET CHANGE IN PLAN EQUITY                  903,776     3,917,491    7,980,923    512,304     1,168,043   532,656

PLAN EQUITY, beginning of year             7,245,844   12,284,093   27,297,030   755,713     1,829,793   1,507,955
                                           ---------   ----------   ----------   -------     ---------   ---------
PLAN EQUITY, end of year                   $8,149,620  $16,201,584  $35,277,953  $1,268,017  $2,997,836  $2,040,611
                                           ----------  ----------   ----------   -------     ---------   ---------
                                           ----------  ----------   ----------   -------     ---------   ---------

        The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1997

                                                  KCPL            Loans to          Total of
                                                Stock Fund      Participants        All Funds

ADDITIONS
                                                ----------       ---------         -----------
 Investment income:
  Net appreciation (depreciation)
   in the fair value of investments             $2,545,025       $-                $9,305,778
 Dividends                                      4,492,971        -                 8,474,923
 Interest:
  Investments                                   -                -                 427,421
  Money market                                  3,843            -                 10,479
  Loans                                         -                590,128           590,128
 Other                                          (11)             -                 2,994
                                                ----------       ---------         -----------
   Net investment income                        7,041,828        590,128           18,811,723
                                                ----------       ---------         -----------
 Contributions:
  Employee                                      2,853,496        -                 8,198,131
  Employer                                      2,725,984        -                 2,725,984
  Rollover                                      16,923           -                 116,781
  Reimbursed commissions                        45,530           -                 45,530
  Forfeiture credits                            3,434            -                 3,434
                                                ----------       ---------         -----------
   Total contributions                          5,645,367        -                 11,089,860
                                                ----------       ---------         -----------
TOTAL ADDITIONS                                 12,687,195       590,128           29,901,592
                                                ----------       ---------         -----------
DEDUCTIONS
 Distributions to participants                  (3,037,910)      (155,750)         (5,469,408)
 Forfeited benefits                             (4,714)          -                 (4,714)
                                                ----------       ---------         -----------
TOTAL DEDUCTIONS                                (3,042,624)      (155,750)         (5,474,122)
                                                ----------       ---------         -----------

TRANSFERS
 Due to participant elections                   (408,319)        -                 -
 Due to participant loans                       40,212           (298,565)         -
                                                ----------       ---------         -----------
TOTAL TRANSFERS                                 (368,107)        (298,565)         -
                                                ----------       ---------         -----------

NET CHANGE IN PLAN EQUITY                       9,276,464        135,813           24,427,470

PLAN EQUITY, beginning of year                  74,801,196      5,802,647          131,524,271
                                                ----------       ---------         -----------

PLAN EQUITY, end of year                        $84,077,660     $5,938,460         $155.951,741
                                                ----------       ---------         -----------
                                                ----------       ---------         -----------

  The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1996

                                                                 Fidelity Investment Funds
                                                                                   Asset       OTC
                                            MIP         Puritan      Magellan      Manager     Portfolio   Overseas
ADDITIONS
                                            ---------   ----------   ----------    -------     ---------   ---------
Investment income:
  Net appreciation (depreciation)
   in the fair value of investments         $-          $199,817     $(1,219,051)  $20,769     $69,080     $63,352
  Dividends                                 -           1,406,226    4,103,553     56,890      184,733     90,771
  Interest:
   Investments                              407,767     -            -             -           -           -
   Money market                             360         668          1,326         63          310         144
   Loans                                    -            -           -             -           -           -
  Other                                     -           (120)        186           (1)         37          (4)
                                            ---------   ----------   ----------    -------     ---------   ---------
   Net investment income                    408,127     1,606,591    2,886,014     77,721      254,160     154,263
                                            ---------   ----------   ----------    -------     ---------   ---------
 Contributions:
  Employee                                  653,474     1,044,750    2,188,816     104,159     42,728      213,324
  Employer                                  -           265          2,180         -           -           -
  Rollover                                  1,686       27,038       74,862        6,963       24,591      739
  Reimbursed commissions                    -           -            -             -           -           -
  Forfeiture credits                        -           -            -             -           -           -
                                            ---------   ----------   ----------    -------     ---------   ---------
   Total contributions                      655,160     1,072,053    2,265,858     111,122     267,319     214,063
                                            ---------   ----------   ----------    -------     ---------   ---------
TOTAL ADDITIONS                             1,063,287   2,678,644    5,151,872     188,843     521,479     368,326
                                            ---------   ----------   ----------    -------     ---------   ---------
DEDUCTIONS
 Distributions to participants              (427,468)   (586,695)    (1,056,057)   (326)       (2,175)     (106)
 Forfeited benefits                         -           -            -             -           -           -
                                            ---------   ----------   ----------    -------     ---------   ---------
TOTAL DEDUCTIONS                            (427,468)   (586,695)    (1,056,057)   (326)       (2,175)     (106)
                                            ---------   ----------   ----------    -------     ---------   ---------
TRANSFERS
 Due to participant elections               (73,157)    (91,188)     (1,377,381)   939         628,499     169,778
 Due to participant loans                   25,781      (74,621)     (80,379)      1,782       19,219      (3,744)
                                            ---------   ----------   ----------    -------     ---------   ---------
TOTAL TRANSFERS                             (47,376)    (165,809)    (1,457,760)   2,721       647,718     166,034
                                            ---------   ----------   ----------    -------     ---------   ---------
NET CHANGE IN PLAN EQUITY                   588,443     1,926,140    2,638,055     191,238     1,167,022   534,254

PLAN EQUITY, beginning of year              6,657,401   10,357,953   24,658,975    564,475     662,771     973,701
                                            ---------   ----------   ----------    -------     ---------   ---------
PLAN EQUITY, end of year                    $7,245,844  $12,284,093  $27,297,030   $755,713    $1,829,793  $1,507,955
                                            ---------   ----------   ----------    -------     ---------   ---------
                                            ---------   ----------   ----------    -------     ---------   ---------

        The accompanying Notes to Financial Statements are an integral part of these statements.




                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1996

                                                  KCPL            Loans to          Total of
                                                Stock Fund      Participants        All Funds

ADDITIONS
                                                ----------       ---------         -----------
 Investment income:
  Net appreciation (depreciation)
   in the fair value of investments             $5,291,582       $-                $4,425,549
 Dividends                                      4,033,672        -                 9,875,845
 Interest:
  Investments                                   -                -                 407,767
  Money market                                  2,152            -                 5,023
  Loans                                         -                533,818           533,818
 Other                                          418              -                 516
                                                ----------       ---------         -----------
   Net investment income                        9,327,824        533,818           15,248,518
                                                ----------       ---------         -----------

 Contributions:
  Employee                                      2,617,686        -                 7,064,937
  Employer                                      2,607,428        -                 2,609,873
  Rollovers                                     13,009           -                 148,888
  Reimbursed commissions                        44,193           -                 44,193
  Forfeiture credits                            3,284            -                 3,284
                                                ----------       ---------         -----------
   Total contributions                          5,285,600        -                 9,871,175
                                                ----------       ---------         -----------
TOTAL ADDITIONS                                 14,613,424       533,818           25,119,693
                                                ----------       ---------         -----------

DEDUCTIONS
 Distributions to participants                  (2,517,196)      (95,647)          (4,685,670)
 Forfeited benefits                             (3,269)          -                 (3,269)
                                                ----------       ---------         -----------
TOTAL DEDUCTIONS                                (2,520,465)      (95,647)          (4,688,939)
                                                ----------       ---------         -----------

TRANSFERS
 Due to participant elections                   742,510          -                 -
 Due to participant loans                       (123,762)        235,724           -
                                                ----------       ---------         -----------
TOTAL TRANSFERS                                 618,748          235,724           -
                                                ----------       ---------         -----------

NET CHANGE IN PLAN EQUITY                       12,711,707       673,895           20,430,754

PLAN EQUITY, beginning of year                  62,089,489       5,128,752         111,093,517
                                                ----------       ---------         -----------

PLAN EQUITY, end of year                        $74,801,196      $5,802,647        $131,524,271
                                                ----------       ---------         -----------
                                                ----------       ---------         -----------


  The accompanying Notes to Financial Statements are an integral part of these statements.




                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1995

                                                                 Fidelity Investment Funds
                                                                                   Asset       OTC
                                            MIP         Puritan      Magellan      Manager     Portfolio   Overseas
ADDITIONS
                                            ---------   ----------   ----------    -------     ---------   ---------
 Investment income:
  Net appreciation
   in the fair value of investments         $-          $1,250,219   $5,356,260    $64,495     $88,298     $52,833
  Dividends                                 -           547,145      1,447,394     14,860      34,872      21,681
  Interest:
   Investments                              369,126     -            -             -           -           -
   Money market                             8           388          725           57          104         99
   Loans                                    -           -            -             -           -           -
  Other                                     -           2            (60)          2           -           -
                                            ---------   ----------   ----------    -------     ---------   ---------
   Net investment income (loss)             369,134     1,797,754    6,804,319     79,414      123,274     74,613
                                            ---------   ----------   ----------    -------     ---------   ---------
 Contributions:
  Employee                                  655,886     993,120      2,158,252     101,883     133,448     226,330
  Employer                                  -           -            -             -           -           -
  Rollover                                  -           8,796        11,945        2,124   -   1,345       7,139
  Reimbursed commissions                    -           -            -             -           -           -
  Forfeiture credits                        -           -            -             -           -           -
                                            ---------   ----------   ----------    -------     ---------   ---------
   Total contributions                      655,886     1,001,916    2,170,197     104,007     134,793     233,469
                                            ---------   ----------   ----------    -------     ---------   --------
                                            ---------   ----------   ----------    -------     ---------   ---------
TOTAL ADDITIONS                             1,025,020   2,799,670    8,974,516     183,421     258,067     308,082
                                            ---------   ----------   ----------    -------     ---------   ---------
DEDUCTIONS
 Distributions to participants              (594,334)   (345,139)    (800,329)     (19,377)    (17,637)    (11,194)
 Forfeited benefits                         -           -            -             -           -           -
                                            ---------   ----------   ----------    -------     ---------   ---------
TOTAL DEDUCTIONS                            (594,334)   (345,139)    (800,329)     (19,377)    (17,637)    (11,194)
                                            ---------   ----------   ----------    -------     ---------   ---------
TRANSFERS
 Due to participant elections               782,883     27,745       (1,834,727)   26,100      157,510     37,459
 Due to participant loans                   (52,414)    (20,156)     (169,554)     8,179       16,653      18,573
                                            ---------   ----------   ----------    -------     ---------   ---------
TOTAL TRANSFERS                             730,469)    7,589        (2,004,281)   34,279      174,163     56,032
                                            ---------   ----------   ----------    -------     ---------   ---------
NET CHANGE IN PLAN EQUITY                   1,161,155   2,462,120    6,169,906     198,323     414,593     352,920

PLAN EQUITY, beginning of year              5,496,246   7,895,833    18,489,069    366,152     248,178     620,781
                                            ---------   ----------   ----------    -------     ---------   ---------
PLAN EQUITY, end of year                    $6,657,401  $10,357,953  $24,658,975   $564,475    $662,771    $973,701
                                            ---------   ----------   ----------    -------     ---------   ---------
                                            ---------   ----------   ----------    -------     ---------   ---------

        The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1995

                                                  KCPL            Loans to         Total of
                                                Stock Fund       Participants      All Funds

ADDITIONS
                                                ----------       ---------         -----------
 Investment income:
  Net appreciation
   in the fair value of investments             $6,292,588       $-                $13,104,693
  Dividends                                     3,502,951        -                 5,568,903
  Interest:
   Investments                                  -                -                 369,126
   Money market                                 2,056            -                 3,437
   Loans                                        -                -                 436,646
  Other                                         (85)             -                 (141)
                                                ----------       ---------         -----------
    Net investment income                       9,797,510        436,646           19,482,664
                                                ----------       ---------         -----------

 Contributions:
  Employee                                      2,392,233        -                 6,661,152
  Employer                                      2,524,326        -                 2,524,326
  Rollover                                      13,023           -                 44,372
  Reimbursed commissions                        46,713           -                 46,713
  Forfeiture credits                            4,118            -                 4,118
                                                ----------       ---------         -----------
   Total contributions                          4,980,413        -                 9,280,681
                                                ----------       ---------         -----------
TOTAL ADDITIONS                                 14,777,923       436,646           28,763,345
                                                ----------       ---------         -----------
DEDUCTIONS
 Distributions to participants                  (2,406,800)      (145,975)         (4,340,785)
 Forfeited benefits                             (4,118)          -                 (4,118)
                                                ----------       ---------         -----------
TOTAL DEDUCTIONS                                (2,410,918)      (145,975)         (4,344,903)
                                                ----------       ---------         -----------

TRANSFERS
 Due to participant elections                   803,030          -                 -
 Due to participant loans                       (230,542)        429,261           -
                                                ----------       ---------         -----------
TOTAL TRANSFERS                                 572,488          429,261           -
                                                ----------       ---------         -----------
NET CHANGE IN PLAN EQUITY                       12,939,493       719,932           24,418,442

PLAN EQUITY, beginning of year                  49,149,996       4,408,820         86,675,075
                                                ----------       ---------         -----------

PLAN EQUITY, end of year                        $62,089,489      $5,128,752        $111,093,517
                                                ----------       ---------         -----------
                                                ----------       ---------         -----------

  The accompanying Notes to Financial Statements are an integral part of these statements.


                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN

The following description of the Kansas City Power & Light Company's Cash or Deferred Arrangement, alternatively known as Employee Savings Plus Plan (the Plan) provides only general information regarding the Plan. Participants should refer to the Plan Agreement for more complete information.

The Plan is designed to encourage and assist employees of Kansas City Power & Light Company and Subsidiary (Company) to adopt a regular savings and investment program for long term needs, especially retirement. The Company is the Plan Administrator and UMB Bank, n.a. (UMB) is the Trustee. The Administrative Committee is the fiduciary of the Plan and has the responsibility of establishing the rules under which the Plan is run.

1. Eligibility and Employee Contributions - Employees are immediately eligible to make elective contributions to the Plan. If the employee begins employment during the first 15 days of a month, they can begin participating in the Plan the first day of the following month. If an employee's first day of employment is after the 15th of the month, they are eligible to participate in the Plan the first day of the next following month.

     Participants can contribute any whole percentage of their base pay from 2% to 12% (prior to April 1, 1997, the maximum percentage was 10%) to the Plan, except that contributions may not exceed the maximum allowable under the law. The maximum individual contribution allowed for 1997 and 1996 was $9,500; and for 1995 was $9,240. Other special limitations may reduce the participant elective and Company matching maximum contribution amounts for highly compensated employees.

2.   Company   Matching   Contributions   -   The   Company  contributes    an
     amount equal to 50% of the employee's elective contribution, not to exceed 3% of base pay as defined in the Plan.
     Company  contributions   may  be  made  in   cash,   Company   stock,  or
     a    combination  thereof.    Company   contributions    will    at   all
     times be invested in the common stock of the Company. The Company will begin matching employee contributions when the employee completes one year of service.

3.   Rollovers    -   Participants  may   elect   to   transfer   funds   from
     another     qualified    retirement   plan    to    the     Plan,    with
     permission from the Administrative Committee.

4.   Vesting and Forfeitures

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

     a)   Elective      Contribution     and      Rollover      Accounts     -
          Participants    are   at   all  times   100%    vested    in   their
          elective contribution and rollover accounts.

     b)   Company    Match   Account   -  Participants   who    retire   after
          age 55, die, or become totally and permanently disabled while an employee of the Company are considered 100% vested in the Company Match Account, regardless of their length of service with the Company.

     Vesting of the Company Match Account for participants who leave the Company for a reason other than death, disability, or retirement is based upon Years of Service for Vesting. A year of service for Plan purposes is defined as any year in which an employee completes at least 1,000 hours of service with the Company. Generally, all years of service with the Company are taken into account in computing Years of Service for Vesting. Participants who accrue two years of service prior to termination of employment are 20% vested. Participants are credited with 20% additional vesting each year thereafter, with full vesting after six years of service.

     The portion of Company Match Accounts that is not vested is forfeited by terminating participants. Forfeitures are used to reduce future Company matching contributions. The 1997, 1996 and 1995 forfeited benefits were $4,714, $3,269, and $4,118, respectively. The Company used forfeiture credits of $3,434, $3,284, and $4,118 for 1997, 1996 and 1995,
     respectively, to reduce the matching contributions.

5.   Investment of Accounts

     a) Investment of Elective Contribution and Rollover Accounts - Participants may direct (in 5% increments) the investment of their elective contribution and rollover accounts in one or more of the following seven investment funds:

          i)   KCPL  Stock   Fund   -  a  fund  designed   to   invest  solely
               in the Company's common stock.

          ii) Fidelity Managed Income Portfolio (MIP) - a collective investment trust that seeks to preserve capital and provide a competitive level of income over time.

          iii) Fidelity Puritan Fund - a growth and income fund that seeks income consistent with preservation of capital by investing in a broadly diversified
               portfolio   of    common   stocks,

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

              preferred stocks, and bonds, including lower-quality, high-yield debt securities.

          iv) Fidelity Magellan Fund - a growth fund that seeks long term capital appreciation by investing in stocks of companies with potentially above average growth potential and a corresponding higher level of risk.

          v) Fidelity Asset Manager Fund - an asset allocation fund that seeks high total return with reduced risk over the long term by investing in domestic and foreign equities, bonds and short term instruments.

          vi) Fidelity OTC Portfolio Fund - a growth fund that seeks long term capital appreciation by investing in securities traded on the over-the-counter securities market.

          vii) Fidelity Overseas Fund - an international growth fund that seeks long term capital growth by investing in foreign securities that includes common stock, securities convertible into common stock and debt instruments.

     b)   Investment  of   Company   Match  Account   -   This   account  will
          at   all  times   be   invested  in   the   common   stock   of  the
          Company.

     As of December 31, 1997, 1,826 employees were participating in the Plan, 1,044 of whom were investing their elective
     contributions  in  more   than   one  of   the   available   options   of
     the Plan. There were 78 employees contributing only to Fidelity MIP, 35 employees contributing only to the Fidelity
     Puritan    Fund,  152    employees    contributing    only     to     the
     Fidelity Magellan Fund, 5 employees contributing only to the Fidelity Asset Manager Fund, 46 employees contributing only to the Fidelity OTC Portfolio Fund, 19 employees contributing only to the Fidelity Overseas Fund, and 447 employees contributing only to the KCPL Stock Fund.

     Participants also have the opportunity to change how their past savings in their elective and rollover accounts are invested. Participants can make such changes on a daily basis. Participants making such elections will have their fund shares sold, and the proceeds transferred and fund shares purchased per their request.

     The non-participant directed portion of the KCPL Stock Fund consisted of 1,278,593.0940 shares valued at $37,798,408 and
     1,164,914.9967  shares   valued  at   $33,200,077   at    December    31,
     1997 and 1996, respectively.

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

6. Allocation of Investment Income - The Trustee allocates investment income based on the shares held by participants in their individual accounts. Individual accounts are valued on each business day by the Trustee to reflect the current market value of the investments.

     If   contributions   or   participant  transfers    received    by    the
     Trustee cannot be immediately invested in the investment funds, the moneys are held in an interest bearing UMB Money Market Fund. Some distributions may also be invested in the money market fund prior to payment to the participant. Any interest earned is allocated back to the investment accounts based on the amounts originally transferred.

     The    money    market    interest    receivable   represents    interest
     earned  in   the   money   market   accounts   for  December   1997   and
     1996.

7. Termination Payments - Participants who leave the Company as a result of termination, retirement, or permanent disability may receive the entire amount of their account in one lump-sum payment, rollover their account to another trustee, or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in installment payments
     over   a   period   of  no   more   than  three   years.    Payment  will
     commence no later than 60 days after the December 31 coinciding with or next following the date of the participant's death.

     Benefits Payable to Participants represents an accrual for those participants who had terminated service during the year and had not received their distribution by December 31.
     This  amount,   however,  does  not  include   an   accrual   for   those
     terminated employees that elected to defer their distribution until age 62, except for those that will reach age 62 during 1997 and 1996. The deferred to age 62 totals for participants not required to receive distributions in the next calendar year are $9,868,502 and $8,015,135 for December 31, 1997 and 1996, respectively.

8. Loans to Participants - The Plan allows participants to borrow against their vested account balance to obtain either an installment or residential loan. Other than by obtaining a loan, the Plan does not provide for in-service withdrawals from elective accounts, rollover accounts, or Company Match accounts. Distributions are made only upon retirement, disability, termination of employment, or death.

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

    An  installment   loan   may  be  used  for   any   purpose,   whereas   a
    residential loan must be used for the purchase of the participant's primary residence. The maximum loan terms for installment and residential loans are 5 and 15 years, respectively. A participant may have no more than one of each type of loan outstanding at the same time.

   For    all    loans    issued    through    October    1989,    if     the
    participant's account balance was $20,000 or less, then a maximum of 80% of the vested account balance, not to exceed $10,000, could be borrowed. If the account balance was more than $20,000, then 50% of the vested account balance, not to exceed $50,000 could be borrowed. The interest rate for these loans was based on the Fidelity GIC Group Trust interest rate of 8.31%.

    For loans issued after November 1, 1989, the maximum amount that a participant can borrow is 50% of their vested account balance, not to exceed $50,000. The interest rate for these loans is UMB's prime rate plus 2%. The minimum amount a participant can borrow is $1,000.

    Principal and interest on all loans is repaid to the participant's individual accounts based on their current contribution allocation election. All loans are repaid by payroll deduction except when paid in full in advance or the unpaid principal is deducted from a total distribution which results from a death, disability, retirement, or termination.

    Loans    to     Participants    represents    the     total     of     the
    outstanding   loans    issued   from   the    investment    funds.     The
    1997 Loans to Participants total of $5,938,460 was comprised of $1,063,545 of residential and $4,874,915 of installment loans. The 1996 Loans to Participants total of $5,606,288 was comprised of $804,508 of residential and $4,801,780 of installment loans.

9. Commissions and Administrative Expenses - Total 1997, 1996 and 1995 commissions were $45,530, $44,193, and $46,713, respectively, of which the Company owed the Plan $47 at December 31, 1997, and $391 at December 31, 1996. Commissions paid by the Plan for purchases and sales of Company common stock are reimbursed by the Company.

    Administrative expenses are also paid by the Company. During the year ended December 31, 1997, a net of $14,174 in costs for the administration of the Plan were billed to the Company by the Trustee after deducting plan expense
    reimbursements     from      Fidelity      Investments.       The      net

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS


    administrative  costs   paid   by  the   Company   for   1996   and   1995
    were $26,030 and $53,085, respectively.

10. Voluntary Early Retirement Program - On March 8, 1994, the Board of Directors of the Company authorized the Company to offer a Voluntary Early Retirement Program. Of the 411 eligible employees, 312 employees with a Plan account elected to participate in the program and retired from the Company on June 30, 1994. Retiring employees who participated in the Plan could elect any of the termination payment options described in Note 7.

11. Related Party and Party-In-Interest Transactions - The Trustee is authorized under contract provisions and ERISA regulations, to invest in funds under its control and in securities of the Company.

    In 1997 there were 463,521 shares purchased and 246,392 shares sold in the KCPL Stock Fund under the Trustee's control totaling $13,341,965 and $6,612,130 respectively. In 1996 there were 473,425 shares purchased and 152,278
    shares      sold       totaling      $12,826,028      and      $4,063,353,
    respectively.

    Temporary cash balances are invested on a daily basis in short-term investment funds under the Trustee's control. Although those temporary cash balances are not material to the Plan's financial statements, there were 567 purchases
    and    549   sales    in    the   UMB   Money   Market    Fund    totaling
    $22,918,041  and   $22,851,172,   respectively   in   1997.     In    1996
    there were 540 purchases and 474 sales totaling $16,855,503 and $16,808,414, respectively.

12. AMENDED  AND   RESTATED   PLAN  OF  MERGER  WITH   WESTERN   RESOURCES   -
    Western Resources, Inc. (Western Resources) delivered an unsolicited exchange offer and an amended offer to KCPL's Board of Directors during the second quarter of 1996. After careful consideration, KCPL's Board of Directors rejected both offers. In July 1996 Western Resources commenced an exchange offer for
    KCPL Common Stock. In late 1996 KCPL began discussing a possible merger with Western Resources leading to a February 7, 1997, agreement.

    In December 1997 KCPL canceled its previously scheduled special meeting of shareholders to vote on the transaction because Western Resources advised KCPL that its investment bankers, Salomon Smith Barney, had indicated that it was unlikely that Salomon would be in a position to issue a fairness opinion for the merger transaction on the basis of the February 7, 1997, agreement.

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

    On March 18, 1998, KCPL and Western Resources entered into an Amended and Restated Agreement and Plan of Merger (Amended Agreement). This Amended Agreement provides for the combination of the regulated electric utilities of KCPL and Western Resources into Westar Energy, a new company, using purchase accounting. Westar Energy will be owned approximately 80.1% by Western Resources and approximately 19.9% by KCPL shareholders. At closing, KCPL shareholders will receive for every share of KCPL Common Stock one share of Westar energy Common Stock and a fraction of a share of Western Resources Common Stock worth not less than $21.50 and not more than $26.50 pursuant to a collar adjustment mechanism. The estimated trading value per share of Westar Energy Common Stock to be issued to KCPL shareholders in connection with the Amended Agreement is estimated to be in the range of $10 to $11 per share based on current market conditions. Since Westar Energy will be a newly formed entity with no trading history, there can be no assurance that Westar Energy will trade at such levels.

    The transaction is subject to several closing conditions, including approval by each Company's shareholders, approval by a number of regulatory and governmental agencies, confirmation from Kansas tax authorities that no sales or use tax is payable in connection with the proposed transactions and dissenting KCPL common shares constitute less than 5.5% of outstanding shares. If the merger has not
    been   closed  by   December  31,  1999,  either   party   may   terminate
    the   Amended  Agreement   as  long  as  they  did   not   contribute   to
    the delay. If Western Resources Index Price is less than or equal to $29.78 five trading days prior to closing, either party can terminate this Amended Agreement.

    The   Amended   Agreement   allows   the   KCPL   Board   discretion    to
    make changes (including increases) in the KCPL Common Stock dividend consistent with past practice exercising good business judgment. It also requires KCPL to redeem all outstanding shares of cumulative preferred stock prior to consummation of the proposed transactions. If the Amended Agreement is terminated under certain other circumstances and KCPL, within two and one-half years following termination, agrees to consummate a business combination with a third party that made a proposal to combine prior to termination, a payment of $50 million will be due Western
    Resources. Under certain circumstances, if KCPL determines not to consummate its merger into Westar Energy due to its inability to receive a favorable tax opinion from its legal counsel, it must pay Western Resources $5 million. Western Resources will pay KCPL $5 million to $35 million if

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

    the Amended   Agreement   is  terminated  and  all   closing    conditions
    are   satisfied    other   than   conditions    relating    to    Western
    Resources  receiving   a  favorable   tax   opinion   from   its    legal
    counsel,   favorable   statutory  approvals   or   an   exemption    from
    the   Public  Utility   Holding Company  Act   of   1935.    The   effect
    of the merger on the Plan is not known at this time.

13.  Summary of Other Significant Accounting Policies

    Basis of Accounting - The Plan's financial statements are maintained on the accrual basis. Plan records are maintained on a calendar year basis. The Trustee uses an average dollar costing methodology to cost investments and values investments at quoted market prices on the last business day of the Plan year. In accordance with the policy of stating investments at fair market value, the Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

    Tax Status - The Plan has been approved by the Internal Revenue Service as a "qualified" plan under the Internal Revenue Code. The Plan is exempt from Federal taxes on its income, and the participants in the Plan are not subject to taxes on either the income or the Company's contributions until such time as distributions are received. The Plan has been amended since receiving the last tax determination letter from the Internal Revenue Service. However, the Administrative Committee believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. The Administrative Committee believes the Plan is qualified and tax-exempt, as described above, as of December 31, 1997 and 1996.

    Amendment   and  Termination   -   Although   the   Company   intends   to
    continue the Plan indefinitely, it reserves the right to amend or terminate the Plan or cease Company contributions to it. If the Plan is terminated, participants will receive the amounts credited to their accounts and will automatically be fully vested in the Company Match Account regardless of the participant's years of service for vesting.

    Management's Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements

                        KANSAS CITY POWER & LIGHT COMPANY
                        CASH OR DEFERRED ARRANGEMENT
                        EMPLOYEE SAVINGS PLUS PLAN
                        NOTES TO FINANCIAL STATEMENTS

    and  the reported  amounts  of additions  to  and  deductions   from   the
    Plan   during    the    reporting   period.     Actual    results    could
    differ from those estimates.

14. Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

                          SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  EMPLOYEE SAVINGS PLUS PLAN
                             (
                             (
                             (By: /s/B. M. Tate
                             (    B. M. Tate, Chairman
                             (
                             (
                             (    /s/F. L. Branca
                             (    F. L. Branca, Member
                             (
                             (
                             (    /s/J. S. Latz
                             (    J. S. Latz, Member


June 26, 1998

              CONSENT OF INDEPENDENT ACCOUNTANTS

We  consent   to   the   incorporation  by  reference   in  the   registration
statement  of   Kansas  City  Power  &  Light  Company  on  Form   S-8   (File
No.  33-58917)  of  our  report  dated  June  17,  1998,  on  our   audit   of
the financial statements of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1997, and 1996, and for the years ended December 31,
1997,  1996,   and   1995,   which  report   is   included   in  this   Annual
Report on Form 11-K.

                                /s/ Coopers & Lybrand L.L.P.
                                    COOPERS & LYBRAND L.L.P.

Kansas City, Missouri
June 17, 1998